

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2014

Via E-mail
John H. Freeman
Chief Executive Officer
Dataram Corporation
Route 571
P.O. Box 7258
Princeton, New Jersey 08543

>   **Re: Dataram Corporation**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed on September 18, 2014**
>   **File No. 001-08266**

Dear Mr. Freeman:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
       Richard G. Satin, Esq.
       Schnader Harrison Segal and Lewis LLP